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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
                       (Amendment No. __)


                           Jacada Ltd.
                        (Name of Issuer)

                Common Stock, NIS $0.01 par value
                 (Title of Class of Securities)

                            M6184R101
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]       Rule 13d-1(b)

          [ ]       Rule 13d-1(c)

          [x]       Rule 13d-1(d)

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CUSIP No. M6184R101        SCHEDULE 13G             Page 2 of 8


 1    Name Of Reporting Person         H&Q CLIENT SERVER INVESTORS, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group         (a)  [ ]
                                                               (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                   California

  NUMBER OF         5    Sole Voting Power                          -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                  1,112,655
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                     -0-
 PERSON WITH
                    8    Shared Dispositive Power             1,112,655

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                        1,112,655

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                               [ ]

 11   Percent Of Class Represented By Amount In Row 9              6.3%

 12   Type Of Reporting Person                                       PN

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CUSIP No. M6184R101        SCHEDULE 13G             Page 3 of 8


 1    Name Of Reporting Person             H&Q CLIENT SERVER INVESTMENT
                                                     MANAGEMENT, L.L.C.

      IRS Identification No. Of Above Person
 2    Check The Appropriate Box If A Member Of A Group         (a)  [ ]
                                                               (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                   California

  NUMBER OF         5    Sole Voting Power                          -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                  1,112,655
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                     -0-
 PERSON WITH
                    8    Shared Dispositive Power             1,112,655

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                        1,112,655

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                               [ ]

 11   Percent Of Class Represented By Amount In Row 9              6.3%

 12   Type Of Reporting Person                                       OO

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CUSIP No. M6184R101        SCHEDULE 13G             Page 4 of 8


Item 1(a).  Name of Issuer.

            Jacada Ltd. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            11 Galgalei Haplada Street, Herzliya, 46722 Israel

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

            The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

            Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

            Common Stock, NIS $0.01 par value ("Common Stock").

Item 2(e).  CUSIP Number.

            M6184R101

Item 3.     Type of Reporting Person.

            Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.     Ownership.

            Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 17,610,893 shares of Common Stock issued and outstanding as of December 31, 1999. As of December 31, 1999, H&Q Client Server Investors, L.P. owned 1,112,655 shares of Common Stock. H&Q Client Server Investment Management, L.L.C. is the investment general partner of H&Q Client Server Investors, L.P.

            Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing

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CUSIP No. M6184R101        SCHEDULE 13G             Page 5 of 8


entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

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CUSIP No. M6184R101        SCHEDULE 13G             Page 6 of 8


                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 24, 2000.

H&Q CLIENT SERVER INVESTORS, L.P.

By: /s/ Jackie A. Berterretche
   ___________________________
   Jackie A. Berterretche
   Attorney-in-Fact

H&Q CLIENT SERVER INVESTMENT
MANAGEMENT, L.L.C.

By: /s/ Jackie A. Berterretche
   ___________________________
   Jackie A. Berterretche
   Attorney-in-Fact

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CUSIP No. M6184R101        SCHEDULE 13G             Page 7 of 8


                          EXHIBIT INDEX



Exhibit A           Joint Filing Undertaking           Page 8



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CUSIP No. M6184R101        SCHEDULE 13G             Page 8 of 8


                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  March 24, 2000.

H&Q CLIENT SERVER INVESTORS, L.P.

By: /s/ Jackie A. Berterretche
   ___________________________
   Jackie A. Berterretche
   Attorney-in-Fact

H&Q CLIENT SERVER INVESTMENT
MANAGEMENT, L.L.C.

By: /s/ Jackie A. Berterretche
   ___________________________
   Jackie A. Berterretche
   Attorney-in-Fact